MAIL STOP 4-6

      February 23, 2005

David G. Latzke
Senior Vice President, Chief Financial Officer
     and Secretary
SoftBrands, Inc.
Two Meridian Crossings, Suite 800
Minneapolis, Minnesota 55423

Re:	SoftBrands, Inc.
	Form 10 filed January 14, 2005
	File No. 0-51118

Dear Mr. Latzke,

       We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please note that your registration statement will become effective by operation of law 60 days after it was filed pursuant to Section 12(g) of the Exchange Act. However, we will continue to review your registration statement after the effective date, until all comments have been resolved. Once a registration statement becomes effective, you are responsible for making public filings, including but not limited to, quarterly and other reports required by Section 13 of the
Exchange Act and proxy statements required by Section 14 of the Exchange Act.


Item 1.  Business, page 8
Background and Development of Business, page 8

    Development of Business, page 9
2. Please supplementally provide support for your belief that Fourth
Shift has the reputation as a leading and stable enterprise resource planning system for mid-sized manufacturers and that SoftBrands is one of the leading ERP suppliers in China, on page 14. Additionally expand to state concisely the basis on which the leadership claim is made. Similarly, you should provide the basis of your belief that SAP is the largest enterprise software company in the world. Does SAP refer to itself as the largest enterprise software company in world?
Manufacturing Software Operations, page 9

    Products, page 10
3. Please revise to more clearly explain whether your products work independently from each other or may work in conjunction with each other. Also, you should discuss the interoperability of your products with established software platforms.
4. You disclose that SoftBrands "agreed to a significant joint initiative with SAP to address the software application needs to medium-sized manufacturing companies." Please revise to further explain your relationship with SAP. In this regard, you should explain the roles of each party in the relationship and explain how your relationship with SAP gives you access to the distribution capacity of SAP and provides an opportunity to sell SoftBrands solutions to SAP`s enterprise customers.

Sales and Marketing, page 14
5. We note that you have contracts with approximately 25 resellers and referral partners. Please revise to more fully describe the relationships with your resellers and referral partners and your dependence upon them. For example, what are the general terms of your arrangements? Do you have long-term agreements with them? What is the compensation structure? Are you substantially dependent upon any of these agreements? Please provide substantially similar disclosure under "Sales and Marketing" on page 18, as applicable.





Hospitality Software Operations, page 16

    Products, page 16
6. Briefly discuss the acquisition of the Medallion intellectual property rights in 2003. Please disclose the material terms of your agreement with RekSoft.
7. Please revise your disclosure to more clearly differentiate your
Medallion and PORTfolio products. How do Medallion and PORTfolio differ? Do they both utilize similar platforms? May they be used in conjunction with each other? Also, elaborate on the function of your
RIO product. How does it "support the activities of spas, health clubs and resorts?" How does it tie together all areas of a resort property
8. You disclose that Medallion can accommodate both single and double-byte languages. Please revise to explain the terms single and double byte languages and disclose why this enables the product to be sold in global markets.
9. We refer you to your discussion in your MD&A of third party software and hardware revenue. Please revise to clarify the extent to which you provide the hardware that is required to run your software. Also, describe your relationships with third party software companies that provide software that is imbedded within your products. Do you have contracts with any of these companies? Further, supplementally confirm that you are not substantially dependent upon third party software.
   Competition, page 19
10. You disclose elsewhere that SAP is the largest enterprise application software company in the world. However, SAP is not discussed in this section. For example, your disclosure states that the ERP market is characterized by a number of smaller companies, none of which has a significant portion of the market. Please revise or supplementally advise.
Item 2.  Financial Information, page 22
Management`s Discussion and Analysis of Financial Conditions and Results of Operations, page 22

General
11. We refer you to the disclosure elsewhere in the filing that you have discovered in the past and may in the future discover areas of your internal controls that need improvement and that you devoted significant resources in 2004 to improve your internal controls. In light of this disclosure, advise why the expenditure of resources is not addressed in this section. Please consider expanding your disclosure to explain the areas of your internal controls that needed improvement and the steps you have taken to improve your internal controls. Who identified the areas needing improvement and when did this occur? Indicate when these issues were identified and resolved and whether your auditors considered them "material weaknesses." To the extent that your auditors discovered "reportable conditions" not rising to the level of "material weaknesses," supplementally advise.
Will further steps be necessary to determine that your controls and procedures are effective? Are there material capital expenditures associated with addressing the effectiveness of your controls and procedures in the future? Also, consider addressing the consequences if your controls and procedures are not effective once you begin filing reports under Section 13 of the Exchange Act. Are there additional ramifications, other than the potential loss of confidence by investors as discussed on page 6?

Critical Accounting Policies and Estimates, page 23
12. Consider adding disclosure regarding estimates made in
connection
with your restructuring activities to your Critical Accounting Policies and Estimates. We note that the adjustments made to previously recorded lease accruals had a material affect on your 2004 results.
13. Expand your description of critical accounting policies and estimates to include, to the extent material, the sensitivity of estimates to deviations of actual results from management`s assumptions and circumstances that have resulted in revised assumptions in the past or from other outcomes that are reasonably likely to occur. You should address such factors as how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. For example, you have significantly revised key estimates related to a large development contract, but your disclosures are very brief and do not appear to indicate that this has occurred in the past or whether future changes are reasonably likely. In addition, you record a general allowance for uncollectible accounts receivable by applying a percentage to the aging of your receivables, but your disclosure does not indicate whether this percentage was changed in the past or how sensitive your results are to such changes. See SEC
Release Nos. 33-8350 and 34-48960 and FR-72 and revise your disclosure related to each policy and estimate accordingly.
14. Your disclosure suggests that revenue deferrals may have resulted from unsuccessful attempts to "document [y]our sales with contracts or purchase orders that attempt to make clear that the purchase of software license is not contingent or conditioned on the delivery of another element, such as customer support." Supplementally, clarify this disclosure and indicate the extent to which your attempts have failed resulting in revenue deferrals. In cases that resulted in deferrals, explain how you failed to document the arrangements and why these failures resulted in deferrals. In addition, indicate how your revenue recognition policy on page F-12 addresses these issues.

Results of Operations, page 25

    General
15. Although the disclosure of your results of operations explains changes from period to period, in certain instances, you refer to two or more factors that contributed to a material change that you discuss. When changes are due to multiple factors, you should disclose the dollar amount of the change that was attributable to each significant factor you identify and explain the events that led to the change in such factor. This information is especially important when the overall change you are describing is the result of offsetting contributing factors. See Section III.D of SEC Release 34-6835. For example, but without limitation, we note that you disclose on page 33 that following your restructuring initiative, SG&A costs were reduced substantially as certain accounting operations were consolidated, headcount reduced, excess office space abandoned and other cost reduction efforts were implemented to reduce overall expense levels. Please revise your disclosure to quantify material changes attributable to each factor.

	Overview, page 25
16. We note your discussion of activities and losses related to significant custom software development contract in 2002 and 2003. This discussion indicates that, in 2002, you recorded an accrual to fully reserve for the then estimated loss on the contract. This discussion further indicates that activity during the nine months ended September 30, 2003 resulted in an additional loss of $1.5 million. Supplementally, clarify how the timing and amount of the additional loss was determined. Was an additional loss accrual recorded during the period? Also, clarify the specific factors or conditions that resulted in an additional loss beyond the amount recorded during 2002.
17. Discussion in this section regarding the 2003 restructuring actions describes various factors and conditions that "required more resources than you had available." In view of this, expand your discussion of the restructuring activities to clearly describe how the actions taken are expected to address your lack of sufficient resources. In this regard, describe the strategy behind your restructuring actions. Additionally, disclose and quantify the expected effects on future earnings and cash flows resulting from your restructuring plans. See SAB Topic 5:P.4.
	Period Comparisons - 2004 Compared to 2003, page 26

	Total Cost of Revenue, page 30
18. We note your discussion of a charge recorded during 2003 related to the impairment of purchased and developed software in the hospitality group. Revise this discussion to describe the software involved and the factors that led you to conclude that the software was impaired. Explain how the amount of the impairment was determined. Indicate the current status of the software.
Cost of Maintenance, page 31
19. You disclose that the India support center for manufacturing products became fully operational in late 2004 and the hospitality support center will contribute to your cost controlling efforts in fiscal 2005. In future filings, please continue to disclose the impact of these support centers on your results of operations and your cost controlling efforts, including period to period comparisons, as applicable. To the extent that these support centers will continue to lower your costs, provide disclosure as to known trends that you reasonably expect will have a materially favorable impact on your results of operations.

   Restructuring Related Charges, page 34
20. We note that you realigned your operating structure during the year ended September 30, 2004 and for the nine months ended September
30, 2003. Please revise to describe the expected results from your restructuring activities (reduced depreciation, reduced lease costs, reduced employee costs, etc.) and the extent to which you have realized the effects, or otherwise, when you intend to realize these effects. Also, if the restructuring program is likely to cause SG&A to remain lower than in 2005, please disclose.

		Discontinued Operations, page 44
21. We note your discussion of additional charges recorded during 2004 for additional obligations of the discontinued operations. Expand this discussion to describe the nature and causes of the obligations. Also, indicate your assessment of the probability of additional material charges in future periods. Explain the basis for your assessment of this probability. In addition, disclose the extent of your ongoing responsibilities for funding expenses incurred by the trust.
Liquidity and Capital Resources, page 44
22. We note that pursuant to the Senior Subordinated Note and
Warrant
Purchase agreement with Capital Resource Partners that you are subject to various covenants and restrictions. Please revise to disclose the amended material covenants and restrictions that you must comply with under your debt instruments and discuss the waivers that were required for you stay in compliance. Also, elaborate on the limitations on additional indebtedness resulting from your relationship with Capital Resources Partners, in light of your disclosure that you may need additional capital.
23. We note that you report a substantial working capital deficit as
of your most recent year end.  Given this, expand your disclosures to
explain the basis for your belief that you will have adequate resources to meet your commitments and cash requirement for at least the next twelve months.  Address why you believe that cash flows will
improve in 2005 by discussing the specific factors that you
believe
will contribute to these improvements. Clarify the phrase "over time"
as it relates to the expected restructuring improvements. Clearly describe your plans to address liquidity concerns in the event that these improvements do not materialize as expected.
Item 3.  Properties
24. In light of the fact that you have only filed the lease
agreement
for the property located at Two Meridian Crossings, it appears that
you have concluded that the Fourth Shift House lease agreement is not
material.  Supplementally advise of the basis for you belief or file
the lease agreement as exhibits.  See Item 601(b)(10)(ii)(D) of
Regulation S-K.
Item 4.  Security Ownership of Certain Beneficial Owners and
Management,      page 50
25. We note that footnote 1 discloses that the table "[d]oes not include options to purchase common stock that are not currently exercisable, but will become exercisable upon the effective date of this Form 10." Please revise your table to include all outstanding securities deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i)
under the Exchange Act or supplementally advise.
26. To the extent practicable, please identify the natural person or persons who exercise voting and/or dispositive power over the shares held of record by Capital Resource Partners IV, Info-Quest and Milberg Weiss Bershad & Schulman.

Item 6.  Executive Compensation, page 54

   Summary Compensation Table, page 54
27. We note that you include medical costs not covered by insurance, tax planning services and automobile expense allowance under the column "All Other Compensation." However, it appears that these payments may be more appropriately characterized as "Other Annual Compensation," pursuant to Item 402(b)(2)(iii)(C) of Regulation S-K.
Please revise your "Summary Compensation Table" or supplementally advise.

Long-Term Incentive Plan Awards/Employment Agreements, page 54
28. We note that you discuss the differing severance payments due to your executive officers. Please revise to also discuss the compensation, as set forth in your employment agreements, due to each executive officer.

Stock Options, page 55
29. We refer you to the "Potential Realizable Value at Assumed
Annual
Rates of Stock Price Appreciation for Option Term" columns.
Disclose
source of the prices upon which the values were derived (e.g. pink sheets). Also, supplementally provide the calculations that resulted in the values disclosed.

Item 7.  Certain Relationships and Related Transactions, page 56

   General
30. Please revise your disclosure under "Capital Resource Partners" and "Agreement with Info-Quest" to explain your prior relationship with Capital Resource Partners and Info-Quest, as required by Item 404(a) of Regulation S-K. For example, did Capital Resource Partners beneficially own more than five percent of your voting securities prior to the November 26, 2002 transaction? If not, what was Capital
Resource`s relationship with SoftBrands? Also, clarify the relationship that Info-Quest had with SoftBrands prior to the agreement entered into as a result of the AremisSoft reorganization.
Did Info-Quest beneficially own more than five percent of SoftBrands?

Item 9. Market Price of and Dividends on the Registrant`s Common Equity and Related Stockholder Matters, page 60
31. We note that the market price for your common stock would have to increase and your consolidated net worth would have to increase before you met the listing standards of the trading systems that you are interested in. Please provide a brief description of the listing standards for the potential exchanges to better present your shortfalls as they relate to market price and net worth.




Item 10.  Recent Sales of Unregistered Securities, page 62
32. Please expand your disclosure regarding your private placements to further explain the facts relied upon in determining that the referenced exemptions were available. See Item 701 of Regulation S-
K. For example, to the extent that you relied on Section 4(2) for your sales on November 26, 2002, you should explain whether the purchasers were accredited or sophisticated with access to information, if applicable to the exemption relied upon. Consolidated Financial Statements

Audit Opinion, page F-1
33. The audit opinion included in your registration statement does not include the city and state where issued as required by Rule 2-02(a)(3) of Regulation S-X. Please revise.

Balance Sheet, page F-2

Goodwill
34. The staff noted goodwill on the balance sheet of $22,947 thousand. Supplementally tell us the transactions that gave rise to the recording of this goodwill.

Consolidated Statements of Cash Flows, page F-5
35. Based on information elsewhere in your filing, we understand that the net cash provided by discontinued operations during the year ended September 30, 2004 resulted from the liquidation of assets held by AremisSoft trust. If our understanding is incorrect, please clarify this for us. Otherwise, explain to us your basis for reporting these cash flows as a component of cash flows from operations.

The Former Parent`s Petition for Reorganization under Chapter 11
36. Disclosure under this note indicates that fresh start accounting was not appropriate because the former parent`s reorganization value of the assets was more than the total of all post petition liabilities and allowed claims. Supplementally, provide an analysis that supports this assertion. Identify the assets, liabilities and allowed claims considered in your analysis. Explain, in reasonable detail, how the value of each identified asset, liability or claim was determined.


Note 2. Summary of Significant Accounting Policies

Cash Equivalents, page F-9
37. Supplementally, explain why you have not reported the approximately $2 million of Chinese Renminbi that has temporary or permanent restrictions on converting to U.S. dollars as restricted cash on your balance sheet in accordance with Rule 5-02(1) of Regulation S-X.

Revenue Recognition, page F-12
38. We note that you derive revenue from the resale of third party software licenses and hardware. Tell us and disclose in your policy whether you record these revenues gross or net and support your accounting in accordance with EITF 99-19. In addition, tell us and disclose the material terms of any arrangements with your partners that requires you to fulfill material minimum sales commitments.
39. We note that you experienced significant delays and technical issues over an extended period related to a development contract with a large hospitality customer. Supplementally, describe the circumstances that led to these issues in more detail and indicate how this experience affected your ability to make reasonably dependable estimates as defined in paragraph 23 of SOP 81-1 for other arrangements accounted for using percentage of completion. Support your conclusion that you are able to make such estimates with an analysis that shows how your estimates have compared to actual performance under material contracts during the periods presented. Highlight any instances where you were required to materially change your estimates, describe the circumstances, and quantify the impact on your results. In addition, tell us and disclose the extent to which you recognize revenue using this method.
40. Describe to us and disclose the acceptance clauses you use in determining whether delivery has occurred and indicate to what extent such clauses are included in your arrangements. Explain to us and disclose how you determine that there are no uncertainties surrounding product acceptance.
41. Tell us about the payment terms you offer to your customers and what you believe your normal payment terms are. Tell us how you recognize revenue on contracts that involve extended payment terms.
Note that extended payment terms may include periods less than one year, particularly if the use of the extended payment terms is not your customary practice. Refer to paragraphs 27 through 31 of SOP 97-
2.


42. In regards to your delivery criteria, tell us if there are any contingencies related to passage of title to your international customers and how your accounting addresses such contingencies.
43. Tell us about and disclose your policies related to contingencies such as rights of return, cancellation clauses, warranties, etc. and the resulting impact on revenue recognition.
44. We note that you market your products and services through third-party resellers and channel partners. Clarify if your revenue recognition policies differ when your arrangements are sold through these resellers. In this regard, clarify whether you recognize revenue when sold to your resellers or only when delivered to end-users. Tell us and disclose if your resellers are granted return rights, price protection or other concessions. Please advise and revise to clarify.
45. Supplementally, identify any "non-software deliverables" offered in your arrangements and describe how the company has applied the provisions of EITF 03-05 and EITF 00-21 to these deliverables. Revise your revenue recognition policies accordingly.

Note 3. Financial Statement Components

Goodwill, page F-17

46. Revise to disclose the information regarding goodwill required by paragraph 45 of SFAS 142 for each reporting segment.

Note 9. Long-term Obligations, page F-22
47. We note that the terms of your Senior Subordinated Secured Note were modified in accordance with Amendment No. 1 in November 2003. Supplementally, tell us how you evaluated whether the changes in the interest rate and payment schedule represented a "substantial modification" resulting in a debt extinguishment under Issue 2 of EITF 96-19.
48. Supplementally, tell us more about how you estimated the fair value of the put warrants from issuance through cancellation in order to calculate the periodic non-operating income and loss related to the changes in value. We note that you refer to an independent appraisal and Black-Scholes valuation model related to the put warrants and a third party valuation of the underlying common stock that appear to have been used to estimate fair value upon issuance of the warrants. Explain, in detail, how you estimated fair value in each subsequent period to determine the amounts recorded as non-operating income or loss.

Closing Comments

       As appropriate, please amend your Form 10 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Brent Watson at (202) 824-5494 or Mark
Kronforst
at (202) 824-5341 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Werbitt at (202) 942-1957 or me at with any other questions.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director

Thomas Martin, Esquire
Dorsey & Whitney LLP
50 South Sixth Street
Minneapolis, Minnesota 55402


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SoftBrands, Inc.
Form 10
February 23, 2005
Page 1